WESTERN WIND ENERGY CORP.
632 FOSTER AVENUE	TELEPHONE: 604.839.4192
COQUITLAM, BC V3J 2L7	FACSIMILE: 604.939.1292
www.westernwindenergy.com
N E W S R E L E A S E
July 20, 2007
Toronto Stock Exchange (Venture) Symbol: "WND"
Issued and Outstanding: 25,743,080
DEFAULT STATUS REPORT

The following is a Default Status Report of Western Wind Energy Corp. (the "Company") further to the Company's Notice of Default contained in its news release of June 8, 2007 (the "Notice of Default"). In accordance with Appendix B of CSA Policy 57-301:

1. The Company advises that there is no material change in the information contained in the Notice of Default.

2. Management of the Company has been informed that, among other things, the independent appraisal for the Mesa Wind Farm and Windridge Wind Farm, as required by the Company's auditors, has not been completed. As such, the Company was unable to meet the anticipated filing date of June 30, 2007, which was previously disclosed in the Default Status Report dated June 22, 2007.

3. The Company advises that as a result of its inability to file audited financial statements for the year ended January 31, 2007, the Company is unable to file financial statements within the time period set out by the security regulatory authorities, for the quarter ended April 30, 2007.

4. The Company advises that there is no other material information concerning the affairs of the Company that has not been generally disclosed.

Management has been advised and believes that the appraisal report will be completed and provided to the auditors on or before July 25, 2007 and that the financial statements will be completed and filed on or before July 31, 2007. Notwithstanding the foregoing, the Company may be subject to an issuer cease trade order without further notice as the financial statements will not be filed within two months after the Notice of Default, which was disseminated on June 8, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS
"SIGNED"
Jeffrey J. Ciachurski
Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.